UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 26, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2Q12 Results

Appreciation of the dollar and recovery of hardwood pulp price drove increase in EBITDA margin to 37% in 2Q12

					2Q12 vs.	2Q12 vs.			1H12 vs.	Last 12
Key Figures	Unit	2Q12	1Q12	2Q11	1Q11	2Q11	1H12	1H11	1H11	months
Pulp Production	000 t	1,275	1,332	1,271	-4%	0%	2,607	2,590	1%	5,202
Pulp Sales	000 t	1,265	1,313	1,230	-4%	3%	2,578	2,489	4%	5,230
Paper Production	000 t	—	—	31	—	—	—	60	—	33
Paper Sales	000 t	—	—	31	—	—	—	67	—	34

Net Revenues	R$ million	1,491	1,274	1,459	17%	2%	2,765	3,007	-8%	5,613
Adjusted EBITDA(1)	R$ million	550	377	490	46%	12%	927	1,115	-17%	1,794
EBITDA margin	%	37%	30%	34%	7 p.p.	3 p.p.	34%	37%	-4 p.p.	32%
Net Financial Result(2)	R$ million	(1,235)	192	277	—	—	(1,043)	288	—	(3,200)
Net Income (Loss)	R$ million	(524)	(10)	215	—	—	(534)	604	—	(2,006)
Earnings (Loss) per Share	R$/share	(0.9)	(0.0)	0.5	—	—	(1.0)	1.1	—	(4.0)
Cash Earnings (Loss) per Share(4)	R$/share	1.0	0.8	1.0	24%	-1%	1.8	2.2	-18%	3.6

Gross Debt	R$ million	11,882	11,031	10,448	8%	14%	11,882	10,448	14%	11,882
Cash Position(3)	R$ million	3,420	2,066	2,496	66%	37%	3,420	2,496	37%	3,420
Net Debt	R$ million	8,462	8,965	7,952	-6%	6%	8,462	7,952	6%	8,462
Net Debt/EBITDA LTM	x	4.7	5.2	3.2	-0.5	1.5	4.7	3.2	1.5	4.7
Net Debt/EBITDA LTM (US$)	x	4.2	4.8	3.4	-0.6	0.8	4.2	3.4	0.8	4.2

(1) Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest.

(3) Includes the hedge fair value | (4) More information on page 21.

Highlights of the Quarter

•                      Liquidity events: equity offering and execution of contract for sale of forestry assets in southern Bahia State totaled R$1,596.4 million.

•                      Renegotiation of covenants: Net debt/EBITDA indicator measured in U.S. dollars and maximum limit of this indicator changed to 4.5x in dollar as of June 30, 2012, until maturity.

•                      Gross debt of R$11,882 million, up 8% and 14% quarter-on-quarter and year-on-year, respectively, in large part due to the dollar’s appreciation against the real in the period.

•                      Net debt of R$8,462 million with Net Debt/EBITDA at 4.7x. For the purposes of the covenants, the indicator in dollars was at 4.2x.

•                      Debt profile: short term debt at 18% of the total, up 8 p.p. over 1Q12, exclusively due to the reclassification of the Tender Offer for the 2020 Senior Notes, settled in July.

•                      Cash balance of R$3.4 billion, up 66% and 37% quarter-on-quarter and year-on-year, respectively, representing 1.6x short term debt.

•                      Pulp production reached 1.3 million tons, down 4% quarter-on-quarter due to scheduled maintenance downtimes at the Aracruz and Três Lagoas units, the latter of which was concluded in 3Q12. Year-on-year, production remained stable.

•                      Cash cost was at R$505/t, up 11% over 1Q12, largely due to the effect of scheduled maintenance downtimes. Year-on-year, cash cost was down 2%. Cash cost excluding the effects of the downtimes was at R$455/t, up 2% over 1Q12 but down 2% (R$7/t) over 2Q11.

•                      Pulp sales of 1.3 million tons, down 4% quarter-on-quarter but up 3% year-on-year.

•                      EBITDA of R$550 million, up 46% over 1Q12 and 12% over 2Q11, mainly due to the higher average net pulp price in reais.

•                      EBITDA Margin of 37%, up 7 p.p. and 3 p.p. quarter-on-quarter and year-on-year, respectively.

•                      EBITDA/t of R$435/t (US$222/t), increasing 52% and 12% quarter-on-quarter and year-on-year, respectively.

•                      Loss of R$524 million, compared to loss of R$10 million in 1Q12 and net income of R$215 million in 2Q11 — page 11.

•                      Excluding the effects of foreign exchange variation, depreciation, depletion and other non-cash items, cash earnings per share would have been R$1.0/share, up 24% over 1Q12 and stable over 2Q11. For the reconciliation, see page 21.

Subsequent Events

•                      The 2020 Senior Notes Tender Offer totaled US$514 million in July. The operation was carried out with the proceeds of the equity offering and in line with the Company’s strategy of reducing its debt level and the cost of its debt.

•                      Pro-forma gross debt, including the 2020 Senior Notes Tender Offer, of R$10,930 million. Pro-forma cost of dollar-denominated debt of 5.2% p.a., including the TJLP reduction to 5.5% p.a.

•                      Standard&Poor’s upgraded Fibria’s outlook from “BB/Stable” to “BB/Positive.”

Market Value — 06/29/2012: R$8.2 billion | US$4.1 billion FIBR3: R$14.88 FBR: US$7.49 Outstanding shares: 553,934,646 common shares	Conference Calls: July 26 Portuguese: 11 A.M. Telephone: +55 (11) 3127-4971 English: 12 P.M. Telephone: +1 (412) 317-6776 Webcast: www.fibria.com.br/ir	IR Contact: Guilherme Cavalcanti André Gonçalves Fernanda Naveiro Vaz Roberto Costa Isabela Cerbasi ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the second quarter of 2012 (2Q12) is presented in this document on a consolidated basis and expressed in Brazilian Reais (R$), unaudited and elaborated in accordance with the requirements of Brazilian Corporate Law. The results of Veracel Celulose S.A. are proportionally consolidated (50%) in this press release, thereby eliminating the effects of all intercompany transactions.

Contents

Executive Summary	4

Pulp Market	5

Production and Sales — Pulp and Paper	6

Results Analysis	6

Net Income	11

Debt	12

CAPEX	14

Capital Market	15

Appendix I — Revenues x Volume X Price*	17

Appendix II — Income Statement	18

Appendix III — Balance Sheet	19

Appendix IV — Cash Flow	20

Appendix V — Economic and Operating Information	21

Executive Summary

Despite the increased volatility in global markets with the worsening Eurozone debt crisis, hardwood producers’ inventories remained within the historical average, reinforcing the positive fundamentals of the pulp market and reflecting the increased list price in the period. The dollar appreciated 11% against the real, reflecting uncertainties regarding the world economy, while increasing the competitiveness of Brazilian export companies. In this context, Fibria’s net operating revenue increased 17% as compared to 1Q12, with EBITDA up 46% in the period.

Fibria remained focused on reducing its debt and continued to take measures to maximize its free cash flow to align its leverage to the limit established in the Liability and Liquidity Management Policy. Thus, the equity offering was concluded on May 25, totaling R$1,361.4 million (without placement of a supplementary lot). Using part of the proceeds from the equity offering, on July 10 Fibria announced the result of the public tender offer for part of the 2020 bonds issued by Fibria Overseas Finance Ltda., a wholly owned subsidiary of Fibria, in the total amount of US$514 million with a semiannual coupon of 7.5% p.a. This operation will save the Company approximately US$40 million per year in servicing its debt, beginning in 3Q12. In addition, on July 2, Fibria announced the signing of a sale contract for the land and forest assets in southern Bahia State at the price of R$235 million. The respective Material Fact was published on March 8, 2012. Fibria received R$200 million in advance on June 29 and the remaining R$35 million are scheduled for payment on November 14, contingent upon the conclusion of due diligence and the conclusion of the transaction.

On June 11, Fibria announced to the market that it has renegotiated the covenants with its creditors not only to change the maximum leverage limit to 4.5x (in dollar) beginning on June 30 until maturity, but also to change the calculation method of the Net Debt/EBITDA indicator. Now, the indicator is calculated based on total debt, cash and EBITDA in U.S. dollars and no longer in reais. Thus, the Company seeks to minimize the volatility of this indicator due to the mismatch between the average and closing exchange rates of each period. The renegotiation with creditors was concluded satisfactorily in an environment of reciprocity and without a waiver fee.

The Company is reviewing its cash flow hedge strategy considering the changing macroeconomic fundamentals behind the exchange rate that, in Fibria’s opinion, will allow the dollar to appreciate. In this sense, notional of Non-Deliverable Forward (NDF) operations was reduced by 16%.

Pulp production in 2Q12 was impacted by the scheduled maintenance downtimes at the Aracruz and Três Lagoas units, the latter of which was concluded at the start of 3Q12, which explains the quarter-on-quarter decline in production volume. Year-on-year, production was stable. Comparing the first half of 2012 with that of 2011, the production increased 1%. Pulp sales volume was up 3% year-on-year, with the 4% quarter-on-quarter decline explained by reduced sales to Asia.

The increase in cash cost of pulp production in 2Q12 was impacted by the scheduled maintenance downtimes while, as compared to 2Q11, the reduction was due to the altered maintenance downtime schedule at the Veracel Unit, which this year happened in the first quarter. Despite inflationary pressures, Fibria’s focus on cost control and operating excellence brought cash cost, excluding the impacts of the downtimes, down 2% year-on-year.

Adjusted EBITDA was up quarter-on-quarter mostly due to the higher average net pulp price in reais as a result of the dollar’s appreciation against the real and the higher pulp list price in dollars in the period. EBITDA margin reached 37%, up 7 p.p. over 1Q12 and 3 p.p. over 2Q11. EBITDA/t was at R$435/t increasing 52% and 12% quarter-on-quarter and year-on-year, respectively.

The financial result was negative, chiefly due to dollar’s appreciation against the real for a largely accounting effect in the conversion of dollar-denominated debt into reais and in a lesser extent to the mark-to-market of hedge instruments. In Note 5 of the notes to the financial statements, we have a sensitivity analysis of dollar-denominated instruments considering different foreign exchange rates. In a scenario with average exchange rates at R$2.0159, net revenues would be 12% higher over the scenario of the last 12 months average exchange of R$1.7896, which would represent an additional R$689 million.

The result of the quarter was a loss of R$524 million due to the impact of the dollar’s appreciation against the real on the financial results. This was mainly an accounting effect, considering that cash flow in the period was positive. The Company free cash flow generation was positive in R$59 million.

Pulp Market

While world demand for Printing & Writing (P&W) papers has weakened in North America and Western Europe, it has been mostly offset by improvements in emerging markets in 2Q12. Demand for woodfree papers remained stable between January and May. World demand for tissue papers should increase 4.2% in 2012, exceeding 31 million tons.

Market pulp demand registered solid results in May, up slightly over April and 2.3% higher than May 2011, despite previous negative demand forecasts at the beginning of the month. In the first five months of the year, market pulp demand reached 4.4 million tons, up 2.5% year-on-year. Chinese demand for market pulp was up a significant 17.4%.

Fibria’s 2Q12 sales exceeded those of 2Q11 by 31 thousand tons, with inventories at the close of the period down 3 days over 2Q11. World producers’ inventories stabilized at 33 days of supply at the end of May, while consumer inventories remained below historical average at 21 days.

The shipment-to-capacity ratio average 92% in the first five months, partially as a result of pulp maintenance downtimes that played a key role in the second quarter, removing approximately 550 thousand tons of hardwood pulp and 650 thousand tons of softwood between April and June. The outages are expected to continue through July and August, removing an additional 300 thousand t from the market, of which 120 thousand tons are hardwood. The graph below shows the expected impact of the downtimes from April 2012 to September 2012:

Despite macroeconomic uncertainties, the prospects for the second half of the year are positive. The lack of new capacity hitting the market until the end of 2012, combined with the demand growth expected due to seasonal factors, suggest favorable market fundamentals.

Production and Sales – Pulp and Paper

				2Q12 vs.	2Q12 vs.			1H12 vs.	Last 12
Production (‘000 t)	2Q12	1Q11	2Q11	1Q12	2Q11	1H12	1H11	1H11	months
Pulp	1,275	1,332	1,271	-4%	0%	2,607	2,590	1%	5,202
Paper	—	—	31	—	—	—	60	—	33
Sales Volume (‘000 t)
Domestic Market Pulp	132	130	129	2%	3%	263	245	7%	525
Export Market Pulp	1,133	1,183	1,101	-4%	3%	2,316	2,244	3%	4,706
Total Pulp	1,265	1,313	1,230	-4%	3%	2,578	2,489	4%	5,230
Domestic Market Paper	—	—	27	—	—	—	58	—	31
Export Market Paper	—	—	4	—	—	—	9	—	3
Total Paper	—	—	31	—	—	—	67	—	34
Total sales	1,265	1,313	1,261	-4%	0%	2,578	2,556	1%	5,264

Fibria’s pulp production reached 1,275 thousand tons in 2Q12, down 4% quarter-on-quarter due to the scheduled maintenance downtimes at the Aracruz and Três Lagoas units, the latter of which was concluded at the start of 3Q12. Year-on-year, production remained stable. Comparing 1H12 to 1H11, production was up 1%. Pulp inventories totaled 779 thousand t (52 days), stable over 1Q12’s 766 thousand t (52 days) but down 5% over the 824 thousand t (55 days) in 2Q11. The calendar below shows the scheduled maintenance downtimes for Fibria’s units:

Fibria’s Maintenance Downtimes Schedule - 2012

Units	Mar	Apr	May	Jun	Jul	Aug
Jacareí					07/29 - 08/08
Três Lagoas				06/25 - 07/04
Aracruz			05/07 - 05/31
Veracel	03/05 - 03/15

Pulp sales totaled 1,265 thousand tons in 2Q12, down 4% over the 1Q12 volume due to reduced Asian demand, partially offset by the increased sales to North America. Sales were up 3% year-on-year, mainly due to reduced Asian demand. Exports represented 90% of the total pulp sales in the quarter. The 2Q12 sales mix saw highest demand from Europe at 43%, followed by North America at 26%, Asia at 20%, and Latin America at 11%.

Results Analysis

				2Q12 vs.	2Q12 vs.			1H12 vs.	Last 12
Net Revenues (R$ million)	2Q12	1Q11	2Q11	1Q12	2Q11	1H12	1H11	1H11	months
Domestic Market Pulp	121	106	124	14%	-3%	227	241	-6%	472
Export Market Pulp	1,354	1,153	1,218	17%	11%	2,507	2,515	0%	4,973
Total Pulp	1,475	1,259	1,342	17%	10%	2,734	2,756	-1%	5,445
Domestic Market Paper	—	—	93	—	—	—	200	—	96
Export Market Paper	—	—	9	—	—	—	20	—	8
Total Paper	—	—	102	—	—	—	220	—	104
Subtotal Pulp and Paper	1,475	1,259	1,444	17%	2%	2,734	2,976	-8%	5,549
Portocel	16	15	15	5%	8%	31	31	1%	64
Total	1,491	1,274	1,459	17%	2%	2,765	3,007	-8%	5,613

Net revenues from pulp totaled R$1,475 million in 2Q12, up 17% as compared to 1Q12’s R$1,259 million due to the higher average net price in reais, for its part explained by the higher list price in dollars and the dollar’s 11% appreciation against the real. Total net revenue expanded 2% year-on-year, driven by the 7% increase in the average net price in reais, partially offset by the absence of the paper business. Comparing 1H12 to 1H11, net revenue was down 8%, explained by the reduced average net price in reais and the absence of the paper business.

The cost of goods sold (COGS) of R$1,249 million was 2% more than in 1Q12, mainly as a result of the increased cash cost due to the scheduled maintenance downtimes. Year-on-year and in the half, COGS remained stable due to the absence of the paper sales volume, offset by the effect of average foreign exchange on this line.

The cash cost of pulp production in 2Q12 was R$505/t, up 11% or R$50/t as compared to 1Q12, mainly due to the scheduled maintenance downtimes at the Aracruz and Três Lagoas units, the latter of which was concluded in 3Q12. Excluding the effects of the downtime, the cash cost was R$455/t, up 2% quarter-on-quarter as a result of the increased cost of wood, in turn explained by the reduced amount of wood on the mill due to scheduled maintenance downtimes. Year-on-year, process optimization and reduced chemical consumption, in part explained by the revitalization of the Aracruz Unit’s A Plant, brought cash cost down by R$7/t or 2%. It should be noted that in the last twelve months, inflation according to the Extended Consumer Price Index (IPCA) was 4.9%. The table below shows the evolution of the cash cost of production and the explanations for the main variations in the quarter and year:

Pulp Cash Cost	R$/t

1Q12	455

Maintenance downtimes	38

Wood (lower fixed cost dilution)	8

Exchange rate	8

Lower consumption of raw materials (operational optimization and productivity)	(3)

Improved outcome with utilities	(3)

Others	2

2Q12	505

Pulp Cash Cost	R$/t

2Q11	513

Exchange rate	16

Wood (higher fixed cost)	10

Maintenance downtimes	(5)

Lower maintenance expenses (equipment recovery)	(5)

Improved outcome with utilities	(8)

Lower consumption of raw materials (Aracruz Line A revamp, operational optimization)	(15)

Others	(1)

2Q12	505

Sales expenses totaled R$80 million in 2Q12, up 14% quarter-on-quarter, mainly due to increased port expenses and the dollar’s appreciation against the real. Year-on-year, sales expenses increased 9% due to the dollar’s 23% appreciation against the real and the increased sales volume.

Administrative expenses totaled R$69 million, up 11% quarter-on-quarter, mainly as a result of increased expenditures with third party services. The year-on-year reduction of 16% is chiefly explained by increased expenses with payroll and indemnifications, communication and sustainability projects in 2Q11. This reduction resulted from the benefits of the organizational restructuring and other processes announced.

Other operating revenues (expenses) posted revenue of R$248 million in 2Q12, as compared to an expense of R$13 million in 1Q12 and of R$15 million in 2Q11. This increase was in large part the result of the R$266 million effect of the re-evaluation of biological assets at their market value as per CPC 29 – Biological Assets in the quarter. The same effect is observed when comparing 1H12 to 1H11.

Adjusted EBITDA totaled R$550 million in 2Q12, up 46% over 1Q12, mainly the result of the 22% increase in the average net pulp price in reais driven by the dollar’s 11% average appreciation against the real and the increased list price in dollars. EBITDA margin increased 7 p.p. from 30% to 37% in the period. The 12% year-on-year increase is explained by higher average net pulp price in reais, partially offset by the absence of the Piracicaba Unit, sold in September of 2011. In the first half of the year, EBITDA was down 17% due to the price effect. The graph below shows the key variations in the quarter:

The table below shows the reconciliation of EBITDA:

				2Q12 vs.	2Q12 vs.
(R$ million)	2Q12	1Q12	2Q11	1Q12	2Q11
Net revenues	1,491	1,274	1,459	17%	2%
Cogs(1)	(633)	(603)	(675)	5%	-6%
Freight(2)	(156)	(161)	(134)	-3%	16%
Sales Expenses	(80)	(70)	(73)	14%	9%
G&A Expenses	(69)	(62)	(82)	11%	-16%
Other operating (expenses) income	248	(13)	(15)	—	—
Fair value of biological assets	(266)	—	(6)	—	—
Other (non-cash/non-recurring)	15	12	16	24%	-10%
Adjusted EBITDA	550	377	490	46%	12%
Margem EBITDA	37%	30%	34%	7 p.p.	3 p.p.

(1) Does not include depreciation, depletion, amortization, freight and accruals for losses on ICMS credits

(2) Includes internal and ocean freight

Financial Result

				2Q12 vs.	2Q12 vs.	Last 12
(R$ million)	2Q12	1Q12	2Q11	1Q12	2Q11	months
Financial Income (including hedge result)	(173)	150	160	—	—	(394)
Interest on financial investments	45	43	45	4%	1%	177
Hedging*	(218)	107	115	—	—	(571)
Financial Expenses	(182)	(170)	(169)	7%	8%	(694)
Interest - loans and financing (local currency)	(48)	(50)	(46)	-4%	4%	(192)
Interest - loans and financing (foreign currency)	(134)	(120)	(123)	12%	9%	(502)
Monetary and Exchange Variations	(865)	238	327	—	—	(2,016)
Foreign Exchange Variations - Debt	(981)	270	328	—	—	(2,254)
Foreign Exchange Variations - Other	117	(32)	(1)	—	—	238
Other Financial Income / Expenses	(16)	(26)	(41)	-38%	-61%	(96)
Net Financial Result	(1,235)	192	277	—	—	(3,200)

*Change in the marked to market (2Q12: -R$289 million ; 1Q12: -R$115 million) added to received and paid adjustments.

Financial revenue from interest on marketable securities was R$45 million, up 4% quarter-on-quarter due to gains on a higher average cash balance of R$3,504 million in 2Q12, compared to R$1,998 million in 1Q12, partially offset by the decline in the CDI (2Q12: CDI 8.4% p.a. | 1Q12: CDI 9.5% p.a. | 2Q11: CDI 11.9% p.a.). Year-on-year, interest revenues remained stable. Hedge operations brought a negative R$218 million, in large part due to mark-to-market variation of derivatives in the period.

Financial expenses with interest on loans and financing totaled R$182 million in 2Q12, up R$12 million quarter-on-quarter mainly as a result of the dollar’s 11% average appreciation against the real in the period. The same factors drove the year-on-year variation.

Foreign exchange losses on dollar-denominated debt, which represents 93% of gross debt, were R$981 million, up R$1,251 million as a result of the dollar’s 11% appreciation against the real in the period, compared to a 3% appreciation of the real against the dollar in the previous quarter. Year-on-year, the change is explained by the dollar’s 4% depreciation against the real in that period, for revenue of R$328 million. Other foreign exchange and monetary variations saw a rise of R$149 million, chiefly due to the effects of the dollar’s appreciation against the real on accounts receivable and cash.

Other financial revenue (expense) totaled a R$16 million expense, down R$10 million as compared to 1Q12, primarily due to one-off expenditures in that period, chiefly the provision for Tax on Financial Operations (IOF) owed on hedge operations. The year-on-year decline was chiefly due to the restatement to present value of debt with former Aracruz shareholders carried out in that quarter.

On June 30, 2012 the marked-to-market financial derivatives position was negative at R$289 million, as opposed to negative R$115 million on March 31, 2012, for a negative variation of R$174 million. The cash impact of operations that matured in the period was negative R$44 million. Thus, the impact on financial income in the quarter was R$218 million. The table below shows the hedge positions at the end of 2Q12:

		Notional				Fair Value
Swaps	Maturity	2Q12		1Q12		2Q12		1Q12
Receive
Yen Fixed (1)*	jan/14		¥4,755		¥4,755	R$	135	R$	120
US Dollar Libor (2)	jul/14		$180		$204	R$	364	R$	372
Brazilian Real CDI (3)	sep/18	R$	389	R$	394	R$	525	R$	521
Brazilian Real TJLP (4)	jun/17	R$	631	R$	655	R$	636	R$	588
Brazilian Fixed (5)	dec/17	R$	62	R$	65	R$	62	R$	63

Receive Total (a)						R$	1,722	R$	1,664

Pay
US Dollar Fixed (1)*	jan/14		$45		$45	R$	(109)	R$	(100)
US Dollar Fixed (2)	jul/14		$180		$204	R$	(372)	R$	(381)
US Dollar Fixed (3)	sep/18		$227		$230	R$	(550)	R$	(505)
US Dollar Fixed (4)	jun/17		$387		$402	R$	(767)	R$	(666)
US Dollar Fixed (5)	dec/17		$39		$41	R$	(74)	R$	(70)

Pay Total (b)						R$	(1,873)	R$	(1,722)
Net (a+b)						R$	(150)	R$	(58)

Forward Contract
Short USD Position
NDF (Dólar)	up to 12M		$650		$772	R$	(128)	R$	(56)

Forward Total (c)						R$	(128)	R$	(56)

Option
US Dollar Option	oct/12		$141		$151	R$	(11)	R$	(1)

Option Total (d)						R$	(11)	R$	(1)

Net (a+b+c+d)						R$	(289)	R$	(115)

* Parity Brazilian Real / Japanese Yen 2Q12: 0,02533 1Q12: 0,02211

The derivative instruments used by the Company seek to eliminate foreign exchange mismatches between debt and revenue or transform a floating-rate debt into pre-fixed debt. Thus, all receive legs are matched with the flows of the respective hedged debts. The financial instruments were contracted in accordance with the parameters in the Market Risk Management Policy and are conventional without leverage or stipulations for margin calls, duly registered with the Securities Clearinghouse (CETIP), and cash adjustments are only recognized upon the contract’s maturity and amortizations.

Between 1Q12 and 2Q12, there was a reduction of US$122 million in the NDF short position and US$10 million in dollar options. The reduced leverage indices allow the Company to increase exposure of its cash flow to U.S. dollars, thus reducing the required hedge. This decrease in the hedge position is also related to what the Company considers to be changes in the fundamentals of the Brazilian economy that determine the exchange rate and that will allow for a higher dollar. The reduction in the NDF short and option positions is in line with Fibria’s strategy and seeks to protect against foreign exchange volatility with lower probability of occurrence.

Net Income

In 2Q12, Fibria posted a loss of R$524 million, over R$10 million in losses and R$215 million of net income in 1Q12 and 2Q11, respectively, mostly due to the negative financial results, in turn due to the impacts of the dollar’s 11% appreciation against the real in the period on the conversion of dollar-denominated debt to reais.

Analyzing income from the perspective of cash earnings, which excludes the effects of depreciation, depletion and monetary and foreign exchange variations, among others (see reconciliation on page 21), there was a quarter-on-quarter increase in cash earnings, mainly due to the increase in net revenue as a result of the higher average net pulp price in reais. Year-on-year, the indicator was stable. Thus, cash earnings were R$1.0 per share, up 24% quarter-on-quarter and stable year-on-year.

The graph below shows the main factors that influenced net income in 2Q12, starting with EBITDA in the period.

Debt

					2Q12 vs.	2Q12 vs.
	Unit	2Q12	1Q12	2Q11	1Q12	2Q11
Total Gross Debt	R$ million	11,882	11,031	10,448	8%	14%
Gross Debt in R$	R$ million	800	816	1,703	-2%	-53%
Gross Debt in US$ (1)	R$ million	11,082	10,215	8,745	8%	27%
Average maturity	months	61	71	77	-10	-16
Short-term portion	%	18%	10%	14%	8 p.p.	4 p.p.
Total Cash (2)	R$ million	3,420	2,066	2,496	66%	37%
Net Debt	R$ million	8,462	8,965	7,952	-6%	6%
Net Debt/EBITDA	x	4.7	5.2	3.2	-0.5	1.5
Net Debt/EBITDA (US$)	x	4.2	4.8	3.4	-0.6	0.8

(1) Includes BNDES index and other BRL Pre Fixed (BRL to USD) swaps contracts

(2) Includes the hedge fair value

(3) Metric to verify fulfillment of the covenants

Gross debt on June 30, 2012 was R$11,882 million (not including the payment of the 2020 Senior Notes in the total amount of US$514 million), up 8% over 1Q12, mainly due to the dollar’s 11% appreciation against the real in the period. The same factor explains the 14% year-on-year increase.

The graph below shows the debt-related transactions in the quarter:

Of the total gross debt, 93% was dollar-denominated. The average cost of bank debt in domestic currency in 2Q12 was 8.5% p.a. due to the 0.5% cut in the TJLP, and the cost in dollars was 5.4% p.a., stable over 1Q12. Considering the tender offer of part of the 2020 Senior Notes, the cost in reais would be 5.2% p.a.

The graphs below show Fibria’s debt by instrument, index and currency (not including the payment of the 2020 senior notes in the total amount of US$514 million):

Short term debt represented 18% of the total in 2Q12, up 8 p.p. quarter-on-quarter solely due to the reclassification of part of the 2020 Senior Notes in the amount of US$514 million to the short term, settled in July as part of the tender offer announced to the market on July 10. Also as a result of this transaction, the average term of total debt fell from 71 months in 1Q12 to 61 months in 2Q12, a decline expected by the Company under its strategy of reducing expenses with servicing the debt.

The graph below shows the amortization schedule of Fibria’s total debt.

Fibria’s cash position on June 30, 2012 was R$3,420 million, including the negative R$289 million mark-to-market of hedge instruments, 61% of which was applied in public bonds and fixed income assets denominated in domestic currency. The Company’s cash position was at 1.6x short term debt, down 1.7x due to the reclassification of part of the 2020 Senior Notes. Net debt on June 30 was at R$8,462 million, up 6% quarter-on-quarter mainly as a result of the effect of the dollar’s appreciation against the real on dollar-denominated debt.

In June of 2012, Fibria announced to the market that it had renegotiated its covenants with its creditors not only to change the maximum leverage limit to 4.5x (in dollar) beginning on June 30 until maturity, but also to change the calculation method of the Net Debt/EBITDA indicator. Now, the indicator is calculated based on total debt, cash and EBITDA in U.S. dollars, no longer in reais. Thus, the Company seeks to minimize the volatility of this indicator due to the mismatch between the average and closing exchange rates of each period. The renegotiation with creditors was concluded satisfactorily in an environment of reciprocity and without a waiver fee. The chart below shows the evolution of Net Debt/EBITDA (in reais) and the indicator calculated for the purposes of verifying the covenants (in dollars):

CAPEX

				2Q12 vs.	2Q12 vs.	Last 12
(R$ million)	2Q12	1Q12	2Q11	1Q12	2Q11	months

Industrial Expansion	1	2	9	-59%	-89%	15
Forest Expansion	13	20	49	-35%	-73%	89
Subtotal Expansion	14	22	58	-36%	-76%	104
Safety/Environment	14	12	14	15%	0%	59
Forestry Renewal	177	135	158	31%	12%	643
Maintenance, IT, R&D, Modernization	31	38	96	-19%	-68%	213
Subtotal Maintenance	222	185	268	20%	-17%	915
50% Veracel	18	14	23	29%	-20%	83
Total Capex	254	221	349	15%	-27%	1,103

Advance for wood purchase in partnership programs	24	27	33	-12%	-28%	189

Capital expenditures (CAPEX) in the quarter totaled R$254 million. CAPEX increased R$33 million or 15% as compared to 1Q12 due to increased expenses with forest maintenance. The R$95 million or 27% year-on-year reduction is mainly due to expenses with modernization in 2Q11, chiefly the revitalization of the Aracruz Unit’s A Plant bleaching line, as well as reduced expenditures with the expansion of the Três Lagoas Unit. The reductions are in line with the 2012 budget and will not impact operating activities.

Working Capital

The R$33 million decrease in working capital in 2Q12, as compared to the R$169 million in 1Q12, is mainly due to credit granted and anticipated in the previous quarter, the appreciation of the dollar against the real, partially offset by the sales volume reduction. As compared to the negative variation of R$91 million in 2Q11, the positive variation in the period is primarily due to the decrease in inventories and extended payment terms with suppliers.

Free cash flow

				Last 12
(R$ million)	2Q12	1Q12	2Q11	months
EBITDA	550	377	490	1,794
(-) Capex including advance for wood puchase	(278)	(248)	(381)	(1,292)
(-) Dividends	—	—	(264)	—
(-) Interest (paid)/received	(175)	(76)	(159)	(486)
(-) Income tax	(5)	(2)	(3)	(8)
(+/-) Working Capital	(33)	169	(91)	117
Free Cash Flow	59	221	(408)	125

Fibria’s free cash flow in 2Q12 totaled R$59 million, compared to R$221 million in 1Q12. The negative variation was mainly due to the variation in working capital, as described above, and a greater amount of interest payable in this quarter, partially offset with the increase in EBITDA. Year-on-year, the positive variation is in large part explained by the increased EBITDA, reduced CAPEX and payment of dividends in that quarter.

Capital Market

Equity:

The average daily trading volume of Fibria’s shares was approximately 4.3 million, up 23% quarter-on-quarter. The average daily financial volume in 2Q12 was up 7% quarter-on-quarter to US$32 million, with US16 million traded on the NYSE and US$16 million on the Bovespa.

Fixed Income:

					2Q12 vs.	2Q12 vs.
Yield	Unit	2Q12	1Q12	2Q11	1Q12	2Q11
Fibria 2020%		6.4	6.5	6.1	-3%	4%
Fibria 2021%		6.6	6.4	6.0	4%	10%
Treasury 10 Years	%	1.6	2.2	3.2	-26%	-48%

					2Q12 vs.	2Q12 vs.
Price	Unit	2Q12	1Q12	2Q11	1Q12	2Q11
Fibria 2020	USD/k	104.3	105.9	109.4	-2%	-5%
Fibria 2021	USD/k	100.8	102.6	105.1	-2%	-4%

BNDES Carbon Fund

BNDES Participações (BNDESPar) held a public offering of units of the Carbon Efficient Index (ICO2) Brasil — ICO2 Index Fund, in the total amount of R$1.5 billion. Fibria is the only industry company listed in the fund, which joins the stocks of companies included on the ICO2 Index.

Subsequent Events

2020 Senior Notes Tender Offer

Using part of the proceeds from the equity offering, on July 10 Fibria announced the result of the public tender offer for part of the 2020 Senior Notes issued by Fibria Overseas Finance Ltda., a wholly owned subsidiary of Fibria, in the total amount of US$514 million with a semiannual coupon of 7.5% p.a. This operation will save the Company approximately US$40 million per year in servicing its debt, beginning in 3Q12. Fibria will remain focused on reducing its debt and generating its free cash flow to align its leverage with the Company’s targets established in the Liability and Liquidity Management Policy, available on its Investor Relations website.

Standard & Poor’s outlook upgrade

Standard & Poor’s upgraded Fibria’s outlook from “BB/stable” to “BB/positive” assuming that the Company maintains its focus on reducing debt in the short term, maintaining liquidity and coherence with the investment program and cash flow.

Appendix I — Revenues x Volume X Price*

	Tons		Net Revenue - R$ 000		Price - R$/Ton		QoQ %
2Q12 x 1Q12	2Q12	1Q12	2Q12	1Q12	2Q12	1Q12	Tons	Revenue	Average Price
Pulp
Domestic Sales	132,413	130,095	120,857	105,865	913	814	1.8	14.2	12.2
Foreign Sales	1,132,737	1,183,035	1,354,226	1,152,744	1,196	974	(4.3)	17.5	22.7
Total	1,265,150	1,313,130	1,475,083	1,258,609	1,166	958	(3.7)	17.2	21.6

	Tons		Net Revenue - R$ 000		Price - R$/Ton		QoQ %
2Q12 x 2Q11	2Q12	2Q11	2Q12	2Q11	2Q12	2Q11	Tons	Revenue	Average Price
Paper
Domestic Sales
Uncoated	—	2,653	—	4,046	—	1,525	—	—	—
Coated	—	9,636	—	18,860	—	1,957	—	—	—
Special/Other	—	14,840	—	70,173	—	4,729	—	—	—
Total	—	27,129	—	93,079	—	3,431	—	—	—
Foreign sales
Uncoated	—	779	—	2,231	—	2,864	—	—	—
Special/Other	—	2,674	—	6,638	—	2,482	—	—	—
Total	—	3,453	—	8,869	—	2,569	—	—	—
Total Paper	—	30,582	—	101,949	—	3,334	—	—	—
Pulp
Domestic Sales	132,413	129,152	120,857	123,472	913	956	2.5	(2.1)	(4.5)
Foreign sales	1,132,737	1,100,580	1,354,226	1,218,323	1,196	1,107	2.9	11.2	8.0
Total	1,265,150	1,229,732	1,475,083	1,341,795	1,166	1,091	2.9	9.9	6.9
Total Domestic sales	132,413	156,281	120,857	216,551	913	1,386	(15.3)	(44.2)	(34.1)
Total Foreign sales	1,132,737	1,104,033	1,354,226	1,227,192	1,196	1,112	2.6	10.4	7.6
Total	1,265,150	1,260,314	1,475,083	1,443,743	1,166	1,146	0.4	2.2	1.8

	Tons		Net Revenue - R$ 000		Price - R$/Ton		1H12 x 1H11%
1H12 x 1H11	ACC 12	ACC 11	ACC 12	ACC 11	ACC 12	ACC 11	Tons	Revenue	Average Price
Paper
Domestic Sales
Uncoated	—	8,585	—	17,081	—	1,990	—	—	—
Coated	—	18,719	—	41,144	—	2,198	—	—	—
Special/Other	—	30,266	—	142,040	—	4,693	—	—	—
Total	—	57,570	—	200,265	—	3,479	—	—	—
Foreign sales
Uncoated	—	3,984	—	7,598	—	1,907	—	—	—
Special/Other	—	4,902	—	12,195	—	2,488	—	—	—
Total	—	8,886	—	19,793	—	2,227	—	—	—
Total Paper	—	66,456	—	220,058	—	3,311	—	—	—
Pulp
Domestic Sales	262,508	245,372	226,722	240,904	864	982	7.0	(5.9)	(12.0)
Foreign sales	2,315,772	2,243,578	2,506,970	2,514,654	1,083	1,121	3.2	(0.3)	(3.4)
Total	2,578,280	2,488,950	2,733,692	2,755,557	1,060	1,107	3.6	(0.8)	(4.2)
Total Domestic sales	262,508	302,942	226,722	441,169	864	1,456	(13.3)	(48.6)	(40.7)
Total Foreign sales	2,315,772	2,252,464	2,506,970	2,534,447	1,083	1,125	2.8	(1.1)	(3.8)
Total	2,578,280	2,555,406	2,733,692	2,975,615	1,060	1,164	0.9	(8.1)	(8.9)

*Does not include Portocel

Appendix II — Income Statement

Income Statement - Quarter results

	2Q12		1Q12		2Q11		QoQ %
R$ Millions	R$	AV%	R$	AV%	R$	AV%	2Q12/1Q12	2Q12/2Q12
Net Revenue	1,491	100%	1,274	100%	1,459	100%	17%	2%
Domestic Sales	138	9%	121	10%	231	16%	14%	-40%
Foreign Sales	1,353	91%	1,153	90%	1,227	84%	17%	10%
Custo Produtos Vendidos	(1,249)	-84%	(1,230)	-97%	(1,250)	-86%	2%	0%
Custos relacionados à produção	(1,228)	-82%	(1,212)	-95%	(1,234)	-85%	1%	0%
Provisões para perdas sobre créditos de ICMS	(20)	-1%	(18)	-1%	(16)	-1%	12%	26%
Operating Profit	243	16%	44	3%	209	14%	453%	16%
Selling and marketing	(80)	-5%	(70)	-6%	(73)	-5%	14%	9%
General and administrative	(69)	-5%	(62)	-5%	(82)	-6%	11%	-16%
Financial Result	(1,235)	-83%	192	15%	277	19%	-743%	-547%
Equity	(0)	0%	(0)	0%	(0)	0%	0%	-58%
Other operating (expenses) income	248	17%	(13)	-1%	(15)	-1%	-2020%	-1708%
Operating Income	(893)	-60%	90	7%	314	22%	-1087%	-384%
Current Income taxes expenses	(5)	0%	(3)	0%	69	5%	71%	-108%
Deffered Income taxes expenses	374	25%	(97)	-8%	(168)	-12%
Net Income (Loss)	(524)	-35%	(10)	-1%	215	15%	5250%	-344%
Net Income (Loss) attributable to controlling equity interest	(526)	-35%	(11)	-1%	215	15%	4861%	-345%
Net Income (Loss) attributable to non-controlling equity interest	2	0%	1	0%	(0)	0%	89%	-857%
Depreciation, amortization and depletion	448	30%	458	36%	434	30%	-2%	3%
EBITDA	790	53%	356	28%	472		122%	67%
Fair Value of Biological Assets	(266)	-18%	—		(6)	0%
Fixed Assets disposals	5	0%	3	0%	(1)	0%	59%	-617%
Accruals for losses on ICMS credits	20	1%	18	1%	16	1%	12%	26%
Settlement of Pension Plan - ARUS		0%		0%	9	1%		-100%
EBITDA adjusted (*)	550	37%	377	30%	490	39%	46%	12%

Income Statement - Accumulated results

	Jan-Jun 2012		Jan-Jun 2011
R$ Million	R$	AV%	R$	AV%
Net Revenue	2,765	100%	3,006	100%
Domestic Sales	259	9%	469	16%
Foreign Sales	2,506	91%	2,537	84%
Cost of sales	(2,478)	-90%	(2,476)	-82%
Cost related to production	(2,440)	-88%	(2,439)	-81%
Accruals for losses on ICMS credits	(38)	-1%	(37)	-1%
Operating Profit	287	10%	530	18%
Selling and marketing	(150)	-5%	(138)	-5%
General and administrative	(130)	-5%	(158)	-5%
Financial Result	(1,043)	-38%	288	10%
Equity	—	0%	(0)	0%
Other operating (expenses) income	235	8%	(29)	-1%
LAIR	(803)	-29%	493	16%
Current Income taxes expenses	(8)	0%	72	2%
Deffered Income taxes expenses	277	10%	(203)	-7%
Discontinued operations
Net income (loss) from discontinued operations			365
Financial Result			—
Income tax/Social contribution			(124)
Net Income (Loss)	(534)	-19%	604	20%
Net Income (Loss) attributable to controlling equity interest	(537)	-19%	602	20%
Net Income (Loss) attributable to non-controlling equity interest	3	0%	1	0%
Depreciation, amortization and depletion	906	33%	869	29%
EBITDA	1,146	41%	1,440	48%
Fair Value of Biological Assets	(266)	-10%	(6)	0%
Fixed Assets disposals	8	0%	(8)	0%
Accruals for losses on ICMS credits	38	1%	37	1%
Assets disposal results		0%	(357)	-12%
Settlement of Pension Plan - ARUS			9	1%
EBITDA adjusted (*)	927	34%	1,115	36%
Profit from discontinued operations			(17)
EBITDA Pro forma	927	34%	1,098	37%

(*) EBITDA margin calculated based on quarter revenue with Conpacel and KSR (R$3,072 milhões)

Appendix III — Balance Sheet

BALANCE SHEET (R$ millions)

ASSETS	JUN/12	MAR/12	DEZ/11
CURRENT	7,009	5,294	5,296
Cash and cash equivalents	1,460	622	382
Securities	2,249	1,559	1,678
Derivative instruments	9	17	32
Trade accounts receivable, net	728	609	945
Inventories	1,294	1,217	1,179
Recoverable taxes	362	361	328
Assets avaiable for sale	819	825	644
Others	87	84	108
NON CURRENT	3,072	2,610	2,711
Derivative instruments	36	38	43
Deferred income taxes	1,429	910	992
Recoverable taxes	594	644	677
Fostered advance	761	767	761
Others	253	250	238

Investments	—	—	8
Property, plant & equipment, net	11,482	11,641	11,841
Biological assets	3,314	3,085	3,264
Intangible assets	4,764	4,788	4,809

TOTAL ASSETS	29,641	27,418	27,929

LIABILITIES	JUN/12	MAR/12	DEZ/11
CURRENT	3,257	1,768	1,961
Short-term debt	2,188	1,057	1,092
Derivative Instruments	156	90	164
Trade Accounts Payable	425	349	374
Payroll and related charges	108	93	134
Tax Liability	37	33	53
Dividends and Interest attributable to capital payable	0	2	2
Advance received related to assets held for sale	200	—	—
Others	144	145	142
NON CURRENT	11,025	11,120	11,428
Long-term debt	9,694	9,975	10,232
Accrued liabilities for legal proceedings	81	79	102
Deferred income taxes , net	841	753	740
Tax Liability	77	77	77
Derivative instruments	178	81	125
Others	154	155	153
SHAREHOLDERS’ EQUITY - Controlling interest	15,323	14,500	14,511
Issued Share Capital	9,741	8,379	8,379
Capital Reserve	(9)	3	3
Revaluation Reserve	—	—	—
Statutory Reserve	3,983	4,509	4,520
Equity valuation adjustment	1,619	1,619	1,619
Treasury stock	(10)	(10)	(10)
Non controlling interest	35	30	29
TOTAL SHAREHOLDERS’ EQUITY	15,358	14,530	14,540
TOTAL LIABILITIES	29,641	27,418	27,929

Appendix IV – Cash Flow

CASH FLOW STATEMENT (R$ MILLION)

	2Q12	1Q12	2Q12

NET INCOME (LOSS) BEFORE INCOME TAXES	(893)	91	314
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	448	458	444
(+) Foreign exchange and unrealized (gains) losses, net	865	(240)	(328)
(+) Fair value of financial instruments	218	(107)	(115)
(+) Fair value of biological assets	(266)	—	(6)
(+) Gain (loss) on disposal of Property, Plant and Equipment	5	3	(6)
(+) Accrued liabilities for legal proceedings and others	33	42	15
(+) Interest on loan accrual	182	169	169
(+) Interest on Securities	(43)	(41)	(45)
(+) Debt present value adjustment - shares acquisition	—	—	21
Changes in operating assets:
Trade accounts receivable	(44)	309	45
Inventories	(28)	(33)	(75)
Recoverable taxes	(15)	(40)	(29)
Advance to suppliers and others	(13)	18	(17)
Changes in operating liabilities:
Trade Accounts Payable	70	(26)	14
Taxes on income and other taxes	4	(22)	(7)
Payroll, profit sharing and related charges	14	(41)	43
Others	(21)	4	(63)
Net cash provided by operating activities
Interest received from securities	39	37	30
Interest paid on loans	(214)	(113)	(189)
Taxes on income and other taxes paid	(5)	(2)	(3)
CASH FLOW FROM OPERATING ACTIVITIES	336	468	212
Investment activities
Property, Plant and Equipment Acquisition	(254)	(221)	(349)
Advance for wood acquisition from forested operations	(24)	(27)	(33)
Securities	(687)	123	(521)
Revenues on Property, Plant and Equipment Sales	3	4	14
Settlement of financial instruments	(44)	8	58
Advance received related to assets held for sale	200	—	—
Others	3	(3)	1
CASH FLOW FROM INVESTING ACTIVITIES	(802)	(115)	(829)
Financing activities
Loans
Borrowings	13	136	781
Borrowings payment - Principal	(122)	(243)	(267)
Settled Dividends	—	—	(264)
Issuance of shares	1,344	—	—
Others	-3	3	5
CASH FLOW FROM FINANCING ACTIVITIES	1,232	(104)	255
Exchange variation effect on cash and cash equivalents	71	(11)	(31)
Net increase (decrease) in cash and cash equivalents	838	240	(394)
Cash and cash equivalent at beginning of period	622	382	750
Cash and cash equivalent at end of period	1,460	622	356

Appendix V – Economic and Operating Information

							2Q12 vs.	2Q12 vs.	1Q12 vs.	4Q11 vs.	3Q11 vs.
Exchange Rate (R$/US$)	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	1Q12	2Q11	4Q11	3Q11	2Q11

Closing	2.0213	1.8221	1.8758	1.8544	1.5611	1.5799	10.9%	29.5%	-2.9%	1.2%	18.8%
Average	1.9618	1.7672	1.7980	1.6339	1.5954	1.6674	11.0%	23.0%	-1.7%	10.0%	2.4%

				2Q12 vs.	2Q12 vs.	Last 12
Pulp sales distribution, by region	2Q12	1Q12	2Q11	1Q12	2Q11	months

Europe	43%	44%	46%	-1 p.p.	-3 p.p.	41%
North America	26%	18%	29%	8 p.p.	-3 p.p.	24%
Asia	20%	28%	14%	-8 p.p.	6 p.p.	25%
Brazil / Others	11%	10%	11%	1 p.p.	0 p.p.	10%

Pulp list price per region (US$/t)	Jun-12	May-12	Apr-12	Mar-12	Feb-12	Jan-12	Dec-11	Nov-11	Oct-11	Sep-11	Aug-11	Jul-11
North America	860	860	820	820	770	770	750	750	760	900	900	900

Europe	800	800	760	760	730	730	730	720	730	820	820	850

Asia	700	700	670	640	605	595	580	600	600	730	730	730

Financial Indicators	2Q12	1Q12	4Q11	2Q11	1Q11	4Q10

Net Debt / Adjusted EBITDA (LTM*)	4.7	5.2	4.8	3.2	2.9	3.6

Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4	0.4	0.4	0.4
Cash + EBITDA (LTM*) / Short-term Debt	4.2	3.6	3.6	3.4	4.0	2.4

*LTM: Last twelve months

Reconciliation - net income to cash earnings (R$ million)	1Q12	4Q11	1Q11
Net Income (Loss) before income taxes	(893)	91	314
(+) Depreciation, depletion and amortization	448	458	444
(+) Foreign exchange and unrealized (gains) losses, net	865	(240)	(328)
(+) Fair value of financial instruments	218	(107)	(115)
(+) Fair value of biological assets	(266)	—	(6)
(+) Gain (loss) on disposal of Investment	5	3	(6)
(+) Debt present value adjustment - shares acquisition	—	—	21
(+) Accrued liabilities for legal proceedings and others	20	42	16
(+) Interest on loan accrual	182	169	169
(+) Interest on SecuritiesNet	(30)	(41)	(45)
Cash earnings (R$ million)	550	375	464
Outstanding shares (million)	554	468	468
Cash earnings per share (R$)	1.0	0.8	1.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO